Exhibit 99.1

Kazia Therapeutics Strengthens Scientific Leadership with Appointment of Dr. Sudha Rao as Chief Scientific Officer to Lead Next-Generation Oncology Platform

Sydney, Australia – April 15, 2026 – Kazia Therapeutics (NASDAQ: KZIA), a clinical-stage oncology company developing differentiated therapies for cancers with high unmet need, today announced the appointment of Dr. Sudha Rao as Chief Scientific Officer (CSO).

Dr. Rao is the scientific originator of the epigenetic framework underlying paxalisib and a pioneer in next-generation therapeutic platforms, including PD-L1 protein degradation and SETDB1-targeted chromatin modulation. Her appointment brings deep expertise in translational epigenetics, AI-guided epi-drug discovery capability, liquid and spatial epigenetic clinical biomarker precision medicine platforms, and early clinical development into Kazia’s executive leadership as the Company advances its integrated oncology platform strategy.

Dr. Rao is a highly accomplished translational scientist and biotech executive with more than 20 years of experience spanning pharmaceutical R&D, biotechnology, and early clinical development. She currently holds a professorial appointment and leads the Gene Regulation and Translational Medicine Laboratory at QIMR Berghofer Medical Research Institute and previously held senior scientific roles at Sanofi/Rhône-Poulenc in the UK, where she contributed to one of the earliest clinical genomics platforms.

She is the founder and former Chief Scientific Officer of EpiAxis Therapeutics and has advanced first-in-class epigenetic therapeutics from discovery through IND-enabling studies and into early clinical trials, including the first Phase 1b study of an LSD1 inhibitor in metastatic breast cancer. Dr. Rao is lead inventor on 39 international patents and has authored numerous high-impact publications in journals including Science, Nature, and Immunity.

At Kazia, Dr. Rao will lead all research and development activities, advancing the Company’s pipeline and expanding its next-generation platform capabilities, including:

●	Paxalisib, a brain-penetrant dual PI3K/mTOR inhibitor being developed across oncology indications, including advanced breast cancer;

●	NDL2, a novel PD-L1 protein degrader platform designed to target intracellular and nuclear PD-L1 biology; and

●	MSETC, a first-in-class SETDB1-targeted epigenetic program aimed at reversing immune evasion at the chromatin level.

Her scientific work has been central to advancing the concept of PI3K/mTOR inhibition as a driver of epigenetic reprogramming, forming the foundation of Kazia’s strategy to move beyond pathway inhibition toward therapeutic control of cancer’s regulatory drivers.

Dr. John Friend, CEO of Kazia Therapeutics, commented: “Dr. Rao is a leading translational epigenetics scientist, a breast cancer researcher, and the lead inventor behind the intellectual property linking PI3K/mTOR inhibition to epigenetic regulation. As the architect of much of our platform, including paxalisib, NDL2, and MSETC, her appointment allows us to immediately strengthen execution while advancing a more integrated, platform-driven oncology strategy.”

“I am excited by the opportunity to advance a next-generation oncology platform at Kazia. PI3K/mTOR is a key driver of tumour growth and a master regulator of epigenetic programs that shape tumour behaviour, the tumour microenvironment (TME), and immune evasion,” stated Dr. Rao. “We are building a platform focused on precision targeting and precision medicine, integrating spatial and liquid epigenomics and AI-driven drug discovery to accelerate novel therapies. This includes paxalisib alongside emerging programs such as the PD-L1 degrader and SETDB1-targeting approaches. We aim to enable patient selection, real-time target engagement, and a scalable pipeline with clear clinical translation.”

Dr. Rao will also play a key role in advancing Kazia’s biomarker strategy, external collaborations, scientific publications, and strategic partnerships, while continuing to expand the Company’s platform and pipeline.

About Kazia

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. Our lead program is paxalisib, an investigational brain penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2/3 study in glioblastoma (GBM-Agile) was reported in 2024, and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary central nervous system lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the U.S. Food and Drug Administration (FDA) in February 2018, and Fast Track Designation (FTD) for glioblastoma by the FDA in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumors in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. In addition to its clinical-stage programs, Kazia is advancing NDL2, a potentially first-in-class nuclear PD-L1 protein degrader program targeting a newly identified mechanism of immunotherapy resistance and metastatic progression, currently in preclinical development. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the anticipated contributions of Dr. Sudha Rao as Chief Scientific Officer; expectations regarding Dr. Rao’s leadership of Kazia’s research and development activities; the potential of Kazia’s three-platform oncology strategy, including paxalisib, NDL2, and MSETC; expectations regarding the advancement of Kazia’s pipeline and platform capabilities; the potential of paxalisib, including in advanced breast cancer and other oncology indications; the potential of NDL2 as a PD-L1 protein degrader platform; the potential of MSETC as a SETDB1-targeted epigenetic program; expectations regarding Kazia’s biomarker strategy, AI-driven drug discovery, and precision medicine capabilities; and Kazia’s broader pipeline strategy and anticipated benefits of its integrated platform approach. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties associated with: the ability to attract and retain key personnel, including Dr. Rao; the development of early-stage therapeutic programs; the risk that preclinical results may not be predictive of clinical results; risks related to regulatory approvals; risks related to Kazia’s reliance on third-party collaborators; risks related to intellectual property protection; risks related to the impact of global economic conditions; and risks related to Kazia’s ability to maintain compliance with the applicable NASDAQ continued listing requirements and standards. These and other risks and uncertainties are described more fully in Kazia’s Annual Report on Form 20-F filed with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.